PUBLIC SERVICE COMPANY OF NEW MEXICO								Exhibit 12.3
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(In thousands, except ratio)

	Six Months
	Ended		Year Ended December 31,
	June 30, 2008		2007	2006	2005	2004	2003
Fixed charges, as defined by the Securities and Exchange
Commission:

Interest on long-term debt	$ 25,297		$ 38,534	$40,541	$ 39,408	$ 36,801	$ 48,067
Amortization of debt premium, discount and expenses	2,365		4,618	2,871	2,856	3,036	2,958
Other interest	4,155		9,799	3,956	1,921	1,719	3,859
Estimated interest factor of lease rental charges	7,995		16,630	16,448	16,954	16,406	17,007
Interest capitalized	178		3,738	1,946	1,054	752	909
Total Fixed Charges	39,990		73,319	65,762	62,193	58,714	72,800

Preferred dividend requirements	316		781	815	746	891	859

Total Fixed Charges and Preferred Dividend Requirements	$ 40,306		$ 74,100	$ 66,577	$ 62,939	$ 59,605	$ 73,659

Earnings, as defined by the Securities and Exchange
Commission:

Earnings before income taxes	$ (88,633)		$ 34,611	$ 89,657	$ 51,034	$ 114,690	$ 74,400
Fixed charges as above	39,990		73,319	65,762	62,193	58,714	72,800
Interest capitalized	(178)		(3,738)	(1,946)	(1,054)	(752)	(909)

Earnings Available for Fixed Charges	$ (48,821)		$ 104,192	$ 153,473	$ 112,173	$ 172,652	$ 146,291

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	N/M	*	1.41	2.31	1.78	2.90	1.99

* The ratio of earnings to fixed charges for the six months ended June 30, 2008 is not meaningful since earnings available for fixed charges is negative. The shortfall in the earnings available for fixed charges to achieve a ratio of earnings to fixed charges of 1.00 amounted to $89.1 million for the six months ended June 30, 2008.